

December 27, 2011

Via E-mail
Mr. Baowen Ren
Chief Executive Officer
Sino Clean Energy, Inc.
Room 1502, Building D, Wangzuo International City Building
No. 3 Tangyuan Road, Gaoxin District
Xi'an, Shaanxi Province, People's Republic of China

      RE: Sino Clean Energy, Inc.
                    Form 10-K for Year ended December 31, 2010
                    Filed April 5, 2011
                    Form 10-Q for Period ended September 30, 2011
                    Filed November 18, 2011
                    Response dated December 15, 2011
                    File No. 1-34773

Dear Mr. Ren:

      We have reviewed your response letter dated December 15, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Year ended December 31, 2010

Security Ownership of Certain Beneficial Owners and Management, page 65

1. You disclose that Mr. Zhou holds beneficially 750,000 shares of the company's common stock. In the definitive proxy filed on October 17, 2011, Mr. Zhou is reported to beneficially own 75,260 shares of common stock. No Form 4 appears to have been filed to report a statement of change in his beneficial ownership (refer to Rule 16(a)(3) of the Exchange Act). Please explain to us the reasons behind Mr. Zhou's change in beneficial ownership and ensure that your future filings include adequate Item 405 of Regulation S-K disclosure.

Mr. Baowen Ren
Sino Clean Energy, Inc.
December 27, 2011
Page 2

Form 10-Q for Period ended September 30, 2011

Management's Discussion and Analysis, page 20

2. We note your response to comment three in our letter dated December 1, 2011. You provide a table on page six of your response which shows the percentage of allowance for doubtful accounts applied to each accounts receivable aging category. Based on this table and the aging provided on page five of your response, it appears that your allowance should be approximately $3.6 million. Please reconcile between this allowance amount determined under your aging method and the actual allowance amount recorded of $1.1 million. In light of the factors that you note led to an increase in accounts receivable, including the tightening credit environment and the suspended operation of the Shenyang facility, please help us understand how you determined the allowance as determined by the aging method should be reduced. Please also further clarify your disclosures to address how you determine your allowance for doubtful accounts, including when and why you make reductions to the allowance as determined under the aging method. Please show us in your supplemental response what the revisions will look like in future filings.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief